UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 1, 2023

Capitalworks Emerging Markets Acquisition Corp

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41108	98-1598114
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1345 Avenue of the Americas, 11th Floor

New York, New York 10105

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (202) 320-4822

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, par value $0.0001 per share, and one-half of one redeemable warrant	CMCAU	The Nasdaq Stock Market LLC

Class A ordinary shares, par value $0.0001 per share	CMCA	The Nasdaq Stock Market LLC

Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	CMCAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

On March 1, 2023, Capitalworks Emerging Markets Acquisition Corp., a Cayman Islands exempted company limited by shares (the “Company”), entered into a Business Combination Agreement (the “Business Combination Agreement”), by and among (i) the Company, (ii) Lexasure Financial Group Limited, a Cayman Islands exempted company limited by shares (“Lexasure”), (iii) Lexasure Financial Holdings Corp., a Cayman Islands exempted company limited by shares (“Pubco”), (iv) CEMAC Merger Sub Inc., a Cayman Islands exempted company limited by shares and a wholly-owned subsidiary of Pubco, (v) Lexasure Merger Sub Inc., a Cayman Islands exempted company limited by shares and a wholly-owned subsidiary of Pubco, (vi) CEMAC Sponsor LP, a Cayman Islands exempted limited partnership, in the capacity as the representative for the shareholders of the Company and Pubco (other than the Lexasure shareholders), and (vii) Ian Lim Teck Soon, an individual, in the capacity as the representative for the Lexasure shareholders, for a proposed business combination among the parties (the “Business Combination”).

A copy of the press release with respect to the Business Combination is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The information in this Item 7.01 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 8.01 Other Events.

As a result of having entered into the Business Combination Agreement, the Company shall have its deadline to consummate its initial business combination automatically extended by three months from March 3, 2023 to June 3, 2023 in accordance with Article 162(a)(i) of the Company’s Amended and Restated Certificate of Incorporation.

Forward-Looking Statements

Certain statements included in this report are not historical facts, but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this report and on the current expectations of the Company’s, Pubco’s and Lexasure’s respective management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company, Pubco and Lexasure. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include, without limitation, changes in business, market, financial, political and legal conditions.

These forward-looking statements are subject to a number of risks and uncertainties, including, without limitation, the inability of the parties to successfully or timely consummate the transactions contemplated by the Business Combination Agreement (collectively, the “Transaction”); the failure to realize the anticipated benefits of the Transaction; the ability of the Company prior to the Transaction, and Pubco following completion of the Transaction, to maintain (in the case of the Company) and to obtain and maintain (in the case of Pubco) the listing of the Company’s shares prior to the Transaction, and, following the Transaction, Pubco’s shares, on the Nasdaq Capital Market; costs related to the Transaction; the failure to satisfy the conditions to the consummation of the Transaction, including the approval of the Business Combination Agreement by the shareholders of the Company, the risk that the Transaction may not be completed by the stated deadline and the potential failure to obtain an extension of the stated deadline;; the outcome of any legal proceedings that may be instituted against the Company, Pubco or Lexasure related to the Transaction; the attraction and retention of qualified directors, officers, employees and key personnel of the Company and Lexasure prior to the Transaction, and Pubco following the Transaction; the ability of Pubco to compete effectively in a highly competitive market; the ability to protect and enhance Lexasure’s corporate reputation and brand; the impact from future regulatory, judicial, and legislative changes in Lexasure’s industry; the uncertain effects of the COVID-19 pandemic or other public health matters; competition from larger companies that have greater resources, technology, relationships and/or expertise; the future financial performance of Pubco following the Transaction, including the ability of future revenues to meet projected annual projections; the ability of Pubco to forecast and maintain an adequate rate of revenue growth and appropriately plan its expenses; Lexasure’s ability to execute its business plans and strategy; and those factors set forth in documents of the Company or Pubco filed, or to be filed, with the U.S. Securities and Exchange Commission (“SEC”). You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the registration statement on Form F-4 and related proxy statement/prospectus and other documents to be filed by the Company or Pubco from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. The foregoing list of risks is not exhaustive.

Participants in the Solicitation

The Company, Pubco and Lexasure and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed transaction described in this report under the rules of the SEC. Information about the directors and executive officers of the Company is set forth in its Annual Report on Form 10-K for the year ended June 30, 2022, filed with the SEC on July 15, 2022, and is available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Capitalworks Emerging Markets Acquisition Corp., 1345 Avenue of the Americas, 11th Floor, New York, New York 10105. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Company’s shareholders in connection with the proposed Transaction will be set forth in the registration statement on Form F-4 containing a proxy statement/prospectus to be filed by Pubco with the SEC with respect to the proposed Transaction. These documents can be obtained free of charge from the sources indicated herein.

Important Information About the Transaction and Where to Find It

This report relates to a proposed Transaction between the Company and Lexasure. This report does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the Transaction described herein, the Company, Pubco and Lexasure intend to file relevant materials with the SEC, including a registration statement on Form F-4 to be filed by Pubco, which will include a proxy statement/prospectus. Security holders are encouraged to carefully review such information, including the risk factors and other disclosures therein. The proxy statement/prospectus will be sent to all shareholders of the Company. The Company and Pubco will also file other documents regarding the proposed Transaction with the SEC. Before making any voting or investment decision, investors and security holders of the Company are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Transaction as they become available because they will contain important information about the proposed Transaction.

Non-Solicitation

This report does not constitute, and should not be construed to be, a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination described herein and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description
99.1	Press Release, dated March 1, 2023.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Capitalworks Emerging Markets Acquisition Corp

Date: March 1, 2023	By:	/s/ Roberta Brzezinski
		Name:	Roberta Brzezinski
		Title:	Chief Executive Officer

Exhibit 99.1

Lexasure Financial Group, a Leading Provider of Reinsurance and Digital Insurance Products, Signed Business Combination Agreement to Go Public via Combination with Capitalworks Emerging Markets Acquisition Corp. (CEMAC)

NEW YORK and GEORGE TOWN, Cayman Islands, March 01, 2023 (GLOBE NEWSWIRE) -- Lexasure Financial Group (“Lexasure”), a leading provider of reinsurance and digital insurance solutions in Southeast and South Asia, and Capitalworks Emerging Markets Acquisition Corp. (“CEMAC”) (NASDAQ: CMCA), a publicly traded special purpose acquisition company organized in the Cayman Islands to effect a merger, stock exchange, asset acquisition, stock purchase, recapitalization or other similar business combination, today announced a definitive business combination agreement to provide Lexasure with a path to becoming a publicly listed company through a new Cayman Islands holding company, Lexasure Financial Holdings Corp. (“Pubco”), that will acquire both Lexasure and CEMAC.

Lexasure enables local direct insurers to compete across emerging Asia through innovative product solutions designed to empower insurers, companies, and individuals to manage risk more effectively and accelerate their growth. These product solutions include Lexasure’s recently launched comprehensive mobile apps, Vivacity and Flourish, which are designed to promote healthy lifestyles, improve engagement for health insurance providers, and provide farmers with insurance coverage and mobile technology in the event of the failure of crops and livestock, respectively. In its traditional lines of business, Lexasure underwrites reinsurance and insurance and serves as a broker for a diverse set of industries, working with over 60 primary insurers across 22 countries in Asia, the Middle East, and North America.

Lexasure is led by a senior leadership team comprised of insurance veterans and technology leaders with over 150 years of combined industry experience. Lexasure’s Chairman, Richard Goh, has over 40 years of experience in the insurance business and is the former CEO of a Labuan composite insurance group, which has operations in Indonesia, the Philippines, and Myanmar.  Lexasure’s founder and CEO, Ian Lim, has over 25 years of experience in the reinsurance and insurance industries, having previously served in senior leadership roles at BMS Asia and SiriusPoint.

CEMAC was listed in December 2021 with $234.6 million in trust, with the goal of identifying a prospective target business with high growth and cross-border operations in middle-income emerging markets, with the ability to replicate its business model sustainably across other emerging markets.

“We are thrilled to partner with a company with a proven track record of growth and profitability that is also advancing financial inclusion goals by bringing insurance products to historically underserved populations across Southeast Asia and South Asia,” said CEMAC Chair Whitney Baker.

“Lexasure represents an exceptional opportunity as a digital insurance solutions provider infusing greater competitiveness and resiliency in local small- and medium-sized insurers in the region who truly understand the needs of local businesses and consumers,” added CEMAC CEO Roberta Brzezinski. “Its rapid growth of revenue and profitability is supported by expanding its traditional business lines and pioneering a cloud-based B2B2C platform. Lexasure’s solutions in digital health insurance, agricultural insurance, automotive insurance, property & facilities management insurance, and other follow-on digital insurance products meet the needs of consumers and enterprises in Southeast and South Asia.”

“We are digitizing the insurance and reinsurance industry by embedding insurance into digital ecosystems, as well as pioneering integrated platform solutions aligned with the needs of Asian consumers and regional primary insurers,” said Lexasure CEO Ian Lim.  “The effects of this transaction will enable us to quickly grow in Asia, where we currently expect that we will see over 50% of the global insurance market in 2030.1  Lexasure is establishing a captive network to drive insurance and reinsurance volumes through our LexasureCloud technology platform and take complexity and cost out of serving Asian SMEs and consumers. We are working hard to capture the untapped demand for insurance in developing countries in Asia, as insurance is a key driver for increasing and accelerating financial inclusion.”

Transaction Overview

The business combination agreement has been unanimously approved by the Board of Directors of CEMAC and the Board of Directors of Lexasure and is subject to the satisfaction of certain closing conditions, including the approval of the stockholders of CEMAC.

The transaction values Lexasure on a pre-money equity value of $250 million, which will be paid by Pubco to Lexasure shareholders by delivery of newly issued ordinary shares of Pubco, each valued at the price per share paid to CEMAC shareholders who elect to redeem their CEMAC shares in connection with the transaction. The shareholders of Lexasure will have the contingent right to receive up to an additional 5 million Pubco ordinary shares subject to achieving defined financial performance metrics.   At the closing of the transaction, CEMAC security holders will receive equivalent securities in Pubco in exchange for their CEMAC securities, and both CEMAC and Lexasure will become wholly-owned subsidiaries of Pubco.

Additional information about the proposed transaction, including a copy of the business combination agreement, will be provided in CEMAC’s Current Report on Form 8-K. CEMAC also intends to file an investor deck in a Current Report on Form 8-K. Pubco plans to file a registration statement on Form F-4, which will include a document that serves as a proxy statement of CEMAC, referred to as a proxy statement/prospectus, each of which will be filed with the Securities and Exchange Commission (“SEC”) and available at www.sec.gov.

Advisors

Nelson Mullins Riley & Scarborough LLP is representing Lexasure as U.S. legal counsel. Ellenoff Grossman & Schole LLP is representing CEMAC as U.S. legal counsel. ARC Group is acting as a financial advisor to Lexasure. CEMAC is being advised by Exit Strategy Partners.

About Lexasure Financial Group

Lexasure Financial Group is a leading Southeast and South Asia fintech, insurance, and financial services holding company and entities in our group provide insurance and reinsurance for all lines of life and non-life, insurance services and digital insurance solutions, including Reinsurance-as-a-Service (RaaS), that enable its clients to manage risk, accelerate growth, and effectively compete. It is driving the digital transformation of the insurance and reinsurance industry with scalable and innovative products that meet the local needs of companies and people in fast-growing Asian markets. Lexasure’s management team has deep expertise in the industries of reinsurance, insurance, and insurance tech, and its values are based on a belief that its products enable customers to live and grow boldly while enhancing resilience. Lexasure serves over 60 primary insurers across 22 countries in Asia, the Middle East, and North America.

About Capitalworks Emerging Markets Acquisition Corp.

Capitalworks Emerging Markets Acquisition Corp. (“CEMAC”) is a blank check company, incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses (the “Business Combination”). While the Company may pursue an acquisition opportunity in any industry or geographic region, it intends to focus on high-growth companies operating in select emerging markets, with the ability to replicate their business models sustainably across other emerging markets or translate their products, services, or technologies to developed markets. CEMAC’s lead sponsor is an affiliate of Capitalworks, a leading independent alternative asset management firm with a successful 15-year track record of investing in emerging markets companies across several investment verticals. Capitalworks currently manages seven alternative investment strategies, all focused on emerging markets. CEMAC is also supported by Camber Base, LLC, an affiliate of the Brown University endowment.

CEMAC was founded in 2021, closed its IPO on December 3, 2021, and is headquartered in New York.

Important Information About the Proposed Transaction and Where to Find It

The proposed business combination will be submitted to the shareholders of CEMAC for their consideration and approval. Pubco intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC, which will include preliminary and definitive proxy statements to be distributed to CEMAC’s shareholders in connection with CEMAC’s solicitation for proxies for the vote by CEMAC’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued by Pubco to Lexasure’s shareholders and CEMAC’s securityholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, CEMAC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. CEMAC’s shareholders and other interested persons are advised to read, once available, the Registration Statement and the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus in connection with CEMAC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about CEMAC, Lexasure, Pubco and the proposed business combination. CEMAC shareholders and other interested parties may also obtain a copy of the Registration Statement and the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by CEMAC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Capitalworks Emerging Markets Acquisition Corp., 1345 Avenue of the Americas, 11th Floor, New York, NY, 10105, USA.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY, NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTION PURSUANT TO WHICH ANY SECURITIES ARE TO BE OFFERED OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Lexasure’s, Pubco’s and CEMAC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lexasure, Pubco and CEMAC. These forward-looking statements are subject to a number of risks and uncertainties, including the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination; the outcome of any legal proceedings that may be instituted against Lexasure, Pubco or CEMAC or others following the announcement of the proposed business combination; the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of Lexasure or CEMAC or to satisfy other conditions to closing; changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; the ability to meet stock exchange listing standards following the consummation of the proposed business combination; the risk that the proposed business combination disrupts current plans and operations of Lexasure as a result of the announcement and consummation of the proposed business combination; the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the proposed business combination; changes in applicable laws or regulations; Lexasure’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; any downturn or volatility in economic conditions; the effects of COVID-19 or other epidemics; changes in the competitive environment affecting Lexasure or its customers, including Lexasure’s inability to introduce new products or technologies; the impact of pricing pressure and erosion; supply chain risks; risks to Lexasure’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against Lexasure; the possibility that Lexasure, Pubco or CEMAC may be adversely affected by other economic, business and/or competitive factors; Lexasure’s estimates of its financial performance; risks related to the fact that each of Lexasure and Pubco is incorporated in the Cayman Islands and governed by Cayman Islands law; and those factors discussed in CEMAC’s final prospectus dated November 30, 2021, and Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, in each case, under the heading “Risk Factors,” and other documents of CEMAC or Pubco filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of Lexasure, Pubco or CEMAC presently knows or that Lexasure, Pubco and CEMAC currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Lexasure’s, Pubco’s and CEMAC’s expectations, plans, or forecasts of future events and views as of the date of this press release. Lexasure, Pubco and CEMAC anticipate that subsequent events and developments will cause Lexasure’s, Pubco’s and CEMAC’s assessments to change. However, while Lexasure, Pubco and CEMAC may elect to update these forward-looking statements at some point in the future, Lexasure, Pubco and CEMAC specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Lexasure’s, Pubco’s and CEMAC’s assessments as of any date after the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in Solicitation

CEMAC, Lexasure, Pubco and certain of their respective directors, executive officers, and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from CEMAC’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of CEMAC’s shareholders in connection with the proposed business combination will be set forth in CEMAC’s proxy statement/prospectus when it is filed with the SEC. You can find more information about CEMAC’s directors and executive officers in CEMAC’s final prospectus dated November 30, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors, and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Investor and Media Contacts:

Crocker Coulson, CEO, AUM Media
+1 (646) 652-7185

crocker.coulson@aummedia.org

Cody Slach
+1 (949) 574-3860

CMCA@gatewayir.com

1 Source: Asian Development Bank